United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: December 11th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, December 11, 2013	www.gruma.com

FITCH UPGRADES GRUMA'S RATINGS TO 'BB+' ;

OUTLOOK STABLE

San Pedro Garza Garcia, N.L., Mexico, December 11, 2013. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) informs that Fitch Ratings has upgraded the ratings of Gruma, S.A.B. de C.V. (GRUMA) as follows:

--Long-term Foreign Currency Issuer Default Rating (IDR) to 'BB+' from 'BB';
--Long-term Local Currency IDR to 'BB+' from 'BB';
--USD300 million perpetual bonds to 'BB+' from 'BB'.

''The Rating Outlook is Stable.

The rating upgrade reflects Gruma's focus to debt reduction and improved profitability leading to a decline in its gross leverage. Fitch incorporates in the upgrade that the company will continue with its commitment to strength its capital structure and gradually decrease its total debt to EBITDA ratio to a level close to 2.5x in the following 12 months. The rating upgrade also considers the company's improved debt maturity profile and higher cash flow generation.

KEY RATING DRIVERS

Solid Business Profile:

Gruma's ratings are supported by its solid business profile as one of the largest producers of corn flour and tortillas in the world, strong brand equity, and good operating performance. The ratings also incorporate the company's geographic diversification and hard currency revenue with nearly 52% of its total sales generated by Gruma Corporation with operations in the U.S. and Europe. The company's ratings reflect its exposure to the volatility in prices of its main raw materials, corn and wheat, and the uncertainty derived from the nationalization of the Venezuelan operations, which are excluded from our credit analysis.

Profitability Improvement:
Fitch expects that Gruma's EBITDA margin improvement to levels around 11% to 12% during 2013 will remain stable in the mid-term as a result of its strategy to prioritize profitable operations combined with a favorable outlook for the prices of its main raw material, corn and wheat. Gruma's pricing initiatives, better product sales mix, rationalization of SKUs and stable raw material costs associated to hedging initiatives, have mainly contributed to improve its gross profit margin. In addition, the company has optimized its marketing and administrative expenses to further support its increased profitability. During the nine months ending Sept. 30, 2012, excluding the operations of Venezuela, EBITDA margins improved to 11.6% from 7.6% for the same period of last year.

Reduction in Leverage:
Fitch estimates Gruma's total debt to EBITDA to be close to 2.5x in the following 12 months from a combination of EBITDA growth and debt reduction. As of Sept. 30, 2013, the company has reduced its total debt balance by USD180 million to reach USD1,372 million. Gruma's total debt to EBITDA estimated by Fitch, excluding the operations of Venezuela, for the last 12 months as of Sept. 30, 2013, was 2.8x times. This level of leverage was significantly lower than 4.3x estimated by Fitch in December 2012 after closing the debt financed acquisition for USD450 million of the 23.16% equity stake that Archer Daniels Midland Company (ADM) had in Gruma.

Manageable Debt Profile:
Fitch incorporates in the ratings the improvement in Gruma's debt maturity profile and financial flexibility coming from the debt refinancing of USD400 million related to the transaction with ADM. The company's short-term debt as of Sept. 30, 2013, represented around 8% of its total debt while its next debt amortizations in 2014 and 2015 are USD74 million and USD72 million, respectively. Gruma's next significant debt maturity of USD468 million is in 2016, which the company expects to refinance during 2015.

Adequate Liquidity:
Gruma's liquidity position is adequate supported by its positive funds from operations (FFO) generation and access to credit lines. Cash and marketable securities were MXN1.7 billion at Sept. 30, 2013, that combined with an annual FFO generation of around MXN3.7 billion are sufficient to cover its short-term debt obligations of MXN1.5 billion and expected capital expenditures requirements of approximately MXN1.9 billion in 2014. The company also maintained USD130 million of available committed credit lines as of Sept. 30, 2013.

Fitch expects that Gruma will continue to use any excess of cash generation to reduce leverage. FFO is expected to maintain its trend in 2014, reaching levels above MXN3.5 billion which combined with the company's strategy to optimize net working capital requirements and maintain capital expenditures below historical levels will contribute to free cash flow to be used towards debt reduction.

RATING SENSITIVITIES

Positive rating actions may result from a combination of debt reduction, stronger operating results, and stable cash flow generation that leads to a sustained improvement in the company's gross leverage ratio close to 2.0x. Also, sustained profitability across the business cycle and debt amortization aligned with cash flow generation will be viewed as positive to credit quality. Conversely, negative rating actions could occur if the company's gross leverage or liquidity position deteriorates significantly as a result of operational factors, adverse market conditions or debt financed acquisitions''

Founded in 1949, GRUMA, S.A.B. de C.V., is one of the world's leading corn flour and tortilla producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.